             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

----------
*As amended by Releases No. 34-15457, dated January 4, 1979, effective February
 14, 979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            CROWN CASINO CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   228216 10 7
                                   -----------
                                  (CUSIP Number)

                                HELEN T. FERRARO
                         SMITH, GAMBRELL & RUSSELL, LLP
                             3343 PEACHTREE ROAD, NE
                                   SUITE 1800
                             ATLANTA, GEORGIA 30326
                                 (404) 264-2620
  ---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 APRIL 30, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                                Page 1 of 4 Pages


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CUSIP No.    228216 10 7                13D                    Page 2 of 4 Pages
--------------------------------------------------------------------------------

1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            GERALD L. ADAMS

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                        (b) [  ]
            N/A

3.          SEC USE ONLY

4.          SOURCE OF FUNDS*

            OO

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                              [  ]

            N/A

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

NUMBER           7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY              555,000
OWNED BY
EACH
REPORTING
PERSON
WITH
                 8.       SHARED VOTING POWER

                          0

                 9.      SOLE DISPOSITIVE POWER

                         555,000

                 10.     SHARED DISPOSITIVE POWER

                         0

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            555,000

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [  ]

            N/A

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.6%

14.         TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                       AMENDMENT NO. 2 TO SCHEDULE 13D OF
                                 GERALD L. ADAMS
                        IN CONNECTION WITH SECURITIES OF
                            CROWN CASINO CORPORATION

The Schedule 13D of Gerald L. Adams is hereby amended as follows:

Item 5.      Interest in Securities of the Issuer.

             (a) As of April 30, 1995, Mr. Adams beneficially owned in the aggregate 555,000 shares or 4.6% of the outstanding Common Stock of the Issuer on such date. Since the date of the previous amendment to the Schedule 13D, Mr. Adams disposed of an aggregate of 200,000 shares of the Issuer and was granted additional stock options. The purpose of this filing is to update Mr. Adams's beneficial ownership which has decreased due to the significant increase in the number of outstanding shares of the Issuer.

             (b) Mr. Adams possesses sole voting and dispositive power with respect to all 555,000 shares of Common Stock of the Issuer reported herein. Mr. Adams does not share with any other person voting or dispositive power with respect to any shares of such Common Stock.

             (c) On April 10, 1995, Mr. Adams sold 10,000 shares of the Issuer's Common Stock at the price of $3.875 per share; on April 12, 1995, Mr. Adams sold 50,000 shares of the Issuer's Common Stock at the price of $3.9375 per share; and on April 13, 1995, Mr. Adams sold 40,000 shares of the Issuer's Common Stock at the price of $3.9375 per share. All of these transactions were effected in the open market.

             (d) Not applicable.

             (e) As of the end of the Issuer's 1995 fiscal year (April 30, 1995), Mr. Adams owned less than 5% of the Issuer's outstanding securities.

                                   Page 3 of 4


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             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 25, 1997                                /s/ Gerald L. Adams
                                                     --------------------
                                                     Gerald L. Adams

                                   Page 4 of 4